PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated February 11, 2013	Filed Pursuant to Rule 433
Registration Statement No. 333-186561
Supplementing the Preliminary
Prospectus Supplement
dated February 11, 2013 and the
Prospectus dated February 11, 2013

Starwood Property Trust, Inc.

$525,000,000

4.55% Convertible Senior Notes due 2018

This pricing term sheet supplements Starwood Property Trust, Inc.’s preliminary prospectus supplement, dated February 11, 2013 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.  All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Starwood” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Starwood Property Trust, Inc. and not its subsidiaries.

Issuer:	Starwood Property Trust, Inc., a Maryland corporation

Title of Securities:	4.55% Convertible Senior Notes due 2018 (the “Notes”)

Ticker / Exchange:	STWD / New York Stock Exchange (the “NYSE”)

Securities Offered:	$525,000,000 principal amount of Notes (plus up to an additional $75,000,000 principal amount if the underwriters exercise their option to purchase additional Notes to cover over-allotments, if any)

Maturity:	March 1, 2018 unless earlier repurchased by us or converted

Issue Price:	100%, plus accrued interest, if any, from February 15, 2013

Underwriting Discounts and Commissions:	2.05%

Interest:	4.55% per year. Interest will accrue from the date of issuance (which is scheduled for February 15, 2013)

Conversion Premium:	Approximately 10% above the NYSE last reported sale price on

February 11, 2013

Interest Payment Dates:	Each March 1 and September 1, beginning on September 1, 2013

Interest Payment Record Dates:	Each February 15 and August 15, beginning on August 15, 2013

NYSE Last Reported Sale Price on February 11, 2013:	$25.58 per share of the Issuer’s common stock

Initial Conversion Rate:	35.5391 shares of the Issuer’s common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $28.138 per share of the Issuer’s common stock

Trade Date:	February 12, 2013

Expected Settlement Date:	February 15, 2013

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman, Sachs & Co.

Co-Managers:	Evercore Group L.L.C. FBR Capital Markets & Co.

CUSIP / ISIN:	85571B AA3 / US85571BAA35

Use of Proceeds:

We estimate that the net proceeds from this offering will be approximately $513.2 million (or approximately $586.7 million if the underwriters exercise their option to purchase additional Notes to cover over-allotments, if any, in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to originate and purchase additional commercial mortgage loans and other target assets and investments. Depending upon the timing of the closing of those transactions, the closing of the LNR transaction as described under “Summary—Recent Developments” in the Preliminary Prospectus Supplement, and our receipt of funds from asset repayments, sales of assets or other financings, we may utilize a portion of the proceeds to fund a portion of the purchase price of LNR. We may also use a portion of the net proceeds for other general corporate purposes, including, but not limited to, the payment of liabilities and other working capital needs.

Future Subsidiary Guarantees:

The indenture will provide that we will cause each subsidiary of ours that guarantees payment by us of any unsecured debt securities of ours issued by us in an offering registered pursuant to the Securities Act or in an offering exempt from such registration pursuant to Rule 144A and/or Regulation S thereunder to execute and deliver to the trustee a supplemental indenture pursuant to which such subsidiary will guarantee payment of the Notes on terms substantially similar to the guarantee of such debt securities. The indenture will further provide that we may remove any such guarantee by any such subsidiary if such subsidiary no longer provides a guarantee with respect to any such debt securities.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:

The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$25.58	$26.00	$26.50	$27.00	$27.50	$28.00	$28.50	$29.00	$30.00	$31.00	$32.50	$37.50
February 15, 2013	3.5539	3.5539	3.4293	3.0580	2.7183	2.4078	2.1242	1.8658	1.4181	1.0511	0.6277	0.0212
March 1, 2014	3.5539	3.5539	3.5539	3.2601	2.8903	2.5521	2.2427	1.9607	1.4710	1.0699	0.6070	0.0000
March 1, 2015	3.5539	3.5539	3.5539	3.3221	2.9309	2.5726	2.2458	1.9487	1.4353	1.0179	0.5436	0.0000
March 1, 2016	3.5539	3.5539	3.5539	3.1088	2.7020	2.3326	1.9985	1.6975	1.1867	0.7832	0.3459	0.0000
March 1, 2017	3.5539	3.4857	2.9718	2.5084	2.0937	1.7255	1.4008	1.1167	0.6585	0.3294	0.0445	0.0000
March 1, 2018	3.5539	2.9224	2.1967	1.4979	0.8245	0.1751	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price is greater than $37.50 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•                  if the stock price is less than $25.58 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 39.0930 shares of our common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Capitalization

The following replaces in its entirety the text, table and related footnotes set forth under “Capitalization” on page S-36 of the Preliminary Prospectus Supplement:

The following table sets forth our cash and cash equivalents and consolidated capitalization (i) as of September 30, 2012, (ii) as of September 30, 2012, as adjusted to reflect the sale of the $525,000,000 million principal amount of Notes in this offering (assuming the underwriters’ option to purchase additional Notes is not exercised) and (iii) as of September 30, 2012, pro forma, as adjusted, giving effect to the adjustments in item (ii) and the completion of our pending acquisition of LNR. You should read this table together with the unaudited pro forma combined financial statements incorporated in this prospectus supplement by reference to the Form 8-K filed with the SEC on February 11, 2013.

	As of September 30, 2012
	Historical	As Adjusted (1)	Pro Forma As Adjusted (1)
	(Dollars in thousands) unaudited

Cash and cash equivalents	$144,199	$657,437	$663,779

Debt:
4.55% convertible senior notes due 2018 offered hereby (2)	—	525,000	525,000
Secured financing agreements, net	1,309,450	1,309,450	1,634,862
Total debt	1,309,450	1,834,450	2,159,862
Stockholders’ Equity:
Common stock, par value $0.01 per share, 500,000,000 shares authorized; 117,516,201 issued and 116,890,351 outstanding, historical, as adjusted (3) and pro forma, as adjusted (5)	1,175	1,175	1,400
Preferred stock, par value $0.01 per share; 100,000,000 shares authorized and no shares issued and outstanding, historical, as adjusted and pro forma, as adjusted	—	—	—
Additional paid-in capital (4) (5)	2,297,971	2,297,971	2,861,662
Treasury stock (625,850 shares historical, as adjusted and pro forma, as adjusted)	(10,642)	(10,642)	(10,642)
Accumulated other comprehensive income	62,183	62,183	62,183
Accumulated deficit	(54,938)	(54,938)	(69,938)
Total stockholders’ equity	2,295,749	2,295,749	2,844,665
Non-controlling interests in consolidated subsidiaries	5,489	5,489	13,556
Total equity	2,301,238	2,301,238	2,858,221
Total capitalization	$3,610,688	$4,135,688	$5,018,083

(1)                                 Does not reflect the payment of our regular quarterly dividends in October 2012, the payment of extraordinary dividends in January 2013 or the incurrence of debt subsequent to September 30, 2012.

(2)                                 Includes the aggregate principal amount of the Notes offered hereby. As prescribed by Financial Accounting Standards Board guidance, Accounting Standards Codification 470-20, the feature that allows the holder to convert the Notes into shares of our common stock will be reflected on our balance sheet in stockholders’ equity and is measured as the difference between the proceeds received and the fair value of a similar liability that does not have a conversion feature. The debt will be reported at a discount to the face amount and will accrete up to the face amount over the expected term of the debt.

(3)                                 Excludes 18,609,155 shares of our common stock issued subsequent to September 30, 2012 relating to the public offering on October 10, 2012 of 18,400,000 shares, vesting of restricted stock units of 162,502 shares, and issuance of 46,653 in incentive fee shares. In addition, this amount excludes 1,160,419 shares of our common stock that are issuable upon the vesting of restricted stock units previously granted to our manager.

(4)                                 The difference between the proceeds received and the fair value of a similar liability that does not have a conversion feature will be reported as an increase to additional paid-in capital.

(5)                                 The September 30, 2012 pro forma combined balance sheet included in the Form 8-K filed by Starwood on February 11, 2013 assumes an equity issuance of $579 million to finance a portion of the purchase price.  Alternatively, the additional financing sources may include a combination of new debt or equity securities and/or borrowings under existing credit facilities, asset sales, and cash on hand dependent on a number of factors, including the market conditions at closing, strategic alternatives, and Starwood’s liquidity position and outlook.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The Issuer has filed a registration statement (including a prospectus, dated February 11, 2013, and a preliminary prospectus supplement, dated February 11, 2013) with the Securities and Exchange Commission, or SEC, for the offering of the Notes.  Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the offering of the Notes will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting Deutsche Bank Securities Inc. at (800) 503-4611 or by email at prospectus.cpdg@db.com; BofA Merrill Lynch at (866) 500-5408; Citigroup at (800) 831-9146 or by email at batprospectusdept@citi.com; Credit Suisse Securities (USA) LLC at (800) 221-1037 or by email at newyork.prospectus@credit-suisse.com; or Goldman, Sachs & Co. at (866) 471-2526, by facsimile at (212) 902-9316 or by email at prospectus-ny@ny.email.gs.com.

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